                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                (AMENDMENT NO. 3)
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                LANTE CORPORATION
                            (Name of Subject Company)

                                SBI HOLDINGS INC.
                                 SBI AND COMPANY
                              SBI ACQUISITION CORP.
                            (Name of Filing Persons)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   516540 10 1
                      (CUSIP Number of Class of Securities)

                                  L. TIM PIERCE
                             Chief Financial Officer
                                 SBI and Company
                       2825 E. Cottonwood Pkwy., Suite 480
                           Salt Lake City, Utah 84121
                            Telephone: (801) 733-3200

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                              ERIC D. BAWDEN, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

             Transaction Valuation              Amount of Filing Fee
             ---------------------              --------------------

                  $41,117,304                           $8,224

--------------------------------------------------------------------------------

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|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount previously paid: $8,224            Filing party: SBI Holdings, Inc.,
                                                           SBI and Company and
                                                           SBI Acquisition Corp.

   Form or registration No.: Schedule TO-T   Date filed:  July 31, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   |X|  third-party tender offer subject to Rule 14d-1.

   |_|  issuer tender offer subject to Rule 13e-4.

   |_|  going-private transaction subject to Rule 13e-3.

   |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

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ITEMS 1 THROUGH 11.

   This Schedule TO/A amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the "SEC") on July 31, 2002 (as previously amended by Amendment No. 1 to Schedule TO filed with the SEC on August 15, 2002, and Amendment No. 2 to Schedule TO filed with the SEC on August 16, 2002, the "Schedule TO") relating to the offer by SBI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of SBI and Company, a Utah corporation, to purchase all the issued and outstanding shares of common stock, par value $0.01 per share of Lante Corporation, a Delaware corporation, at a purchase price of $1.10 per share, payable to the stockholders in cash. This Schedule TO/A is being filed to report the results of the tender offer that expired at Midnight on August 28, 2002.

   A total of 36,597,153 shares of the common stock of Lante Corporation were tendered and not withdrawn prior to the expiration of the tender offer, including 86,839 shares tendered subject to notice of guaranteed delivery. The tendered shares represent approximately 96.6% of the outstanding common stock of Lante Corporation. It is anticipated that SBI Acquisition and Lante Corporation will be merged in a transaction in which any remaining shareholders of Lante Corporation, other than SBI, will receive $1.10 per share, and that such merger will be completed as quickly as practicable.

ITEM 12.  EXHIBITS.

   Item 12 of the Schedule TO/A is hereby amended and supplemented to include the following exhibits:

   (a)(5)   (D)    Press Release, dated August 29, 2002.

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                                    SIGNATURE

   After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule TO/A is true, complete, and correct.

                            SBI HOLDINGS INC.


August 29, 2002             By:  /s/ L. Tim Pierce
                                 ---------------------------------------------
                                 Name:   L. Tim Pierce
                                 Title:  Executive Vice-President,
                                         Chief Financial Officer and Secretary



                            SBI AND COMPANY


August 29, 2002             By:  /s/ L. Tim Pierce
                                 ---------------------------------------------
                                 Name:   L. Tim Pierce
                                 Title:  Executive Vice-President,
                                         Chief Financial Officer and Secretary



                            SBI ACQUISITION CORP.


August 29, 2002             By:  /s/ L. Tim Pierce
                                 ---------------------------------------------
                                 Name:   L. Tim Pierce
                                 Title:  Executive Vice-President,
                                         Chief Financial Officer and Secretary